UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one)
[ ] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q and Form
[X] 10-QSB [ ] Form N-SAR

         For Period Ended: June 30, 1999
                           -----------------------------------------------------

         [ ]     Transition Report on Form 10-K and Form 10-KSB

         [ ]     Transition Report on Form 20-F

         [ ]     Transition Report on Form 11-K

         [ ]     Transition Report on Form 10-Q and Form 10-QSB

         [ ]     Transition Report on Form N-SAR

         For Transition Period Ended: _________________________________

             Read Instructions (on back page) Before Preparing Form,
                              Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------

                         PART I--REGISTRANT INFORMATION


Full name of Registrant:         @EBS, INC.
                                 --------------------------------------


Former Name if Applicable:       TRIANGLE IMAGING GROUP, INC.
                                 --------------------------------------


Address of Principal Executive
Office(STREET AND NUMBER):       1800 NW 49TH STREET
                                 --------------------------------------


City, State and Zip Code:        FORT LAUDERDALE, FL  33309
                                 --------------------------------------

                        PART II--RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b, the following should be completed. (Check box if appropriate):

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;

         [X]      (b)      The  subject  annual  report,   semi-annual   report,
                           transition report on Forms 10-K,  10-KSB,  Form 20-F,
                           11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Forms 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III--NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q,10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         The Company has not been able to compile the requisite financial data necessary to enable it to have sufficient time to complete the Company's Quarterly Report on Form 10-QSB by August 16, 1999, the required filing date, without unreasonable effort and expense.

                           PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         HAROLD S. FISCHER                      (954)           229-5100
         ------------------------------       ----------------------------------
         (Name)                               (Area Code)  (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. SEE EXHIBIT A ATTACHED HERETO.

                                    EBS,INC.
                  --------------------------------------------
                  (Name of Registrant as Specified In Charter)

has caused this notification to be signed on its behalf by the undersigned hereto duly authorized

Dated: August 16, 1999            @EBS, INC.


                                  By:  /s/ HAROLD S. FISCHER
                                       -----------------------------------------
                                           Harold S. Fischer
                                           Chief Executive Officer and President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         INTENTION   MISSTATEMENTS  OR  OMISSIONS  OF  FACT  CONSTITUTE  FEDERAL
         CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

                                                                       EXHIBIT A

         It is anticipated that significant change in the results of the Company's operations from the corresponding period for the last fiscal year will be reported including the following:

         Sales for the three months ended June 30, 1999 were approximately $1,799,758 or a decrease of 16% from the $2,147,910 in sales for the period ended June 30, 1998. The decrease in sales is due to several factors including a significant rise in mortgage interest rates which reduced the sales of credit reports associated with home refinances, continued consolidation within the Company's wholesale credit client base, and a resistance of clients to install new software applications in light of Year 2000 compliance priorities. The loss from operations for the quarter ending June 30, 1999 was $366,614, which represents a difference of $741,663 from the income from operations of $375,049 for the quarter ending June 30, 1998 for the reasons as stated above. Net income was ($423,480) for the period ended June 30, 1999 compared to $239,200 for the three months ended June 30, 1998. The comparative difference of $662,679 was less than the comparative loss from operations primarily because of a 1998 charge associated with the QCC acquisitions off-set by a 1998 gain from the discontinued TriMax operations. At June 30, 1999, the Company had working capital of $446,711 as compared to working capital of $1,179,793 at June 30,1998. The reduction in working capital is primarily due to an increase in Current Liabilities.